Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

August 30, 2019

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Kristin Lochhead, Accounting Branch Chief
Mr. Brian Cascio, Accounting Branch Chief
Mr. Thomas Jones, Special Counsel
Mr. Geoffrey Kruczek, Special Counsel

Re:	Canaan Inc.
Draft Registration Statement on Form F-1 Submitted July 23, 2019
CIK No. 001780652

Ladies and Gentlemen:

On behalf of our client, Canaan Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (the “Revised Draft”) of the above-referenced Draft Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of the Revised Draft, which has been marked to show changes to the Company’s Registration Statement initially confidentially submitted to the Commission on July 23, 2019 (the “July 23 Submission”).

Simpson Thacher & Bartlett

August 30, 2019

The Company has responded to the Staff’s comments contained in the comment letter dated August 19, 2019 from the Staff (the “August 19 Comment Letter”) by revising the July 23 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the August 19 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Revised Draft where the disclosure addressing a particular comment appears.

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Prospectus Summary, page 1

1.	Please briefly explain the terms “Risc-V architecture” and “neural-network accelerator” on page 1 and “PCB” on page 22.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 6 and 23 of the Revised Draft.

2.

We note your disclosure that the prospectus contains information from a report commissioned by you and prepared by Frost & Sullivan. Please provide us with a copy for our review. Also, please clearly mark the specific language in the report that supports the information in the prospectus.

In response to the Staff’s comment, the Company has provided as Annex I an index that sets forth the relevant industry and market data contained in the report prepared by Frost & Sullivan. The index also contains page numbers of the Revised Draft where such information appears with cross-references to a marked copy of the report prepared by Frost & Sullivan.

3.

Please briefly describe the trends related to Bitcoin price drop, market demand of your machines and retail prices of those machines that began in 2018, as mentioned on page 70 and the impact on your business. Also disclose whether those trends have continued to date.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Revised Draft.

The Company also respectfully advises the Staff that, from July 1, 2019 to August 30, 2019, we have sold 91,662 sets of Bitcoin mining machines equivalent to approximately 1.7 million Thash of computing power. As of August 30, 2019, we also have outstanding orders which we have received prepayment of approximately 105,000 sets of Bitcoin mining machines equivalent to approximately 3.4 million Thash of computing power, which would be delivered in coming months.

Our Challenges, page 2

4.	Please expand the disclosure in this section to highlight the risk mentioned on page 16 about the classification of cryptocurrency mining as an eliminated industry.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Draft.

Simpson Thacher & Bartlett

August 30, 2019

Implications of Being an Emerging Growth Company, page 4

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment. The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Rights to pursue claims against the depositary . . ., page 45

6.

The heading of this risk factor indicates that the limitations of claims relates only to the depositary, contrary to your disclosures on pages 138 and 147-48. Please revise or advise. Please also revise to clarify whether the exclusive forum described on page 138 and arbitration provisions described on pages 147-48 include claims under the Securities Act and Exchange Act. In this regard, it is unclear what you mean by “certain exceptions” related to such laws. Further, please revise to clarify whether these provisions of the deposit agreement would apply following withdrawal of deposited securities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 46, 146 and 155 of the Revised Draft. The Company further respectfully advises that Staff that it has not determined the depositary bank and the deposit agreement has not been negotiated, but it anticipates that the deposit agreement will not have such arbitration and exclusive forum provisions.

Enforcement of Civil Liabilities, page 54

7.

We note your disclosure on page 36 and in this section that you have been advised by your counsel with respect to People’s Republic of China law matters and your disclosure in this section that you have been advised by your counsel with respect to Cayman Islands law matters. Please confirm that the consents you intend to file will include each counsel’s consent to these references.

The Company confirms that the consents it intends to file will include each counsel’s consent to these references.

Simpson Thacher & Bartlett

August 30, 2019

Revenue Recognition, page 66

8.	Please refer to the guidance in ASC 606-10-32-5 to 32-12 and revise this section to address the following:

•

Clearly describe the implicit price concessions you provide on your credit sales, including the circumstances under which these are provided and how you usually determine the concession (e.g., a percentage sales price, number of payments, etc.).

•

Clearly explain how you estimate the amount of the implicit price concessions when determining variable consideration from these contracts and identify for investors the inputs and underlying assumptions used in that estimate. For example, explain how the bitcoin price is used in arriving at that estimate and explain why changes in the bitcoin price will greatly affect the implicit price concessions you provide, as you state in the second paragraph.

•

Lastly, in light of your reference to having limited historical data to better determine an estimate, revise the section to discuss the factors you considered supportive of your conclusion that the variable consideration recognized as revenue from these credit sales contracts was not constrained.

In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 68 of the Revised Draft. The Company would like to respectfully provide the Staff a summary of certain pertinent information about its Bitcoin mining machines and the pricing of those machines. As described in “Risk Factors - Our results of operations have been and are expected to continue to be impacted by Bitcoin price fluctuation” on page 14 of the Revised Draft, the price of Bitcoin has experienced significant fluctuations over its short existence and may continue to fluctuate significantly in the future. If the Bitcoin price or Bitcoin network transaction fees drop, the expected economic return of Bitcoin mining activities will diminish, thereby resulting in a decrease in demand for the Company’s Bitcoin mining machines. As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Fluctuation of the Bitcoin Price” on page 64 of the Revised Draft, as the Bitcoin price fluctuates, the Company will adjust its selling prices of Bitcoin mining machines to match Bitcoin miners’ typical target payback cycle of 150 to 300 days. The Company prices its Bitcoin mining machines based on Bitcoin prices because customers are only willing to pay for machines based on their ability to recover their investment through mining Bitcoins over a relatively short period of time. The economic life of the Company’s Bitcoin mining machine products is generally 1 to 2 years.

Simpson Thacher & Bartlett

August 30, 2019

With respect to the Staff’s comments above, the Company respectfully provides the following response, which is segmented according to the bullet points included in the Staff’s comment:

•

Clearly describe the implicit price concessions you provide on your credit sales, including the circumstances under which these are provided and how you usually determine the concession (e.g., a percentage sales price, number of payments, etc.).

Prior to April 2018, the Company sold substantially all of its Bitcoin mining machines for cash, which was due and collected before the delivery of the machines. However, the price of Bitcoin experienced a significant downtrend during the second half of 2018, and Bitcoin prices ranged from approximately US$14,166 per coin as of December 31, 2017 to approximately US$3,792 per coin as of December 31, 2018, according to Blockchain.info. As a result of the instability, high volatility and a general downtrend in the Bitcoin market, some customers had increased concerns that they might not be able to fully recover their investments in Bitcoin mining machines. As a result, these customers were unwilling to fully pay for the machines upfront.

In light of such changes in market circumstances, the Company adopted a new business practice starting in April 2018 to better retain its recurring and significant customers. The Company started to offer credit sales to selected customers who were mainly long-standing and significant customers of the Company. The payment terms under these credit sales generally consist of 50% down payment and 50% subsequent payments over a period of 90 to 180 days. There is no determined amount of price concession at the inception of the contract. Upon the adoption of such new business practice, the Company implemented a more dynamic pricing strategy, which took into account factors including (i) its willingness to provide a price concession to its customers given the instability and unpredictability of the Bitcoin market and (ii) its willingness to effectively share the risk of the decline in Bitcoin price to a certain extent by adjusting the prices for changes in the Bitcoin price in the post-sale period.

Based on such business practices (consistent with the guidance in ASC 606-10-32-7), the Company does not expect to collect the full contract amount if the Bitcoin price continues to decrease in the post-sale period, and the ultimate amount of price concessions to be provided to these credit sales customers will be highly dependent on the changes of Bitcoin prices. The Bitcoin price drop in the second half of 2018 caused the customers who purchased the Company’s Bitcoin mining products on credit to be less willing to make payment, and the Company did not take any proactive actions (e.g. legal action) against these customers to collect the significant past due accounts receivable.

•

Clearly explain how you estimate the amount of the implicit price concessions when determining variable consideration from these contracts and identify for investors the inputs and underlying assumptions used in that estimate. For example, explain how the Bitcoin price is used in arriving at that estimate and explain why changes in the Bitcoin price will greatly affect the implicit price concessions you provide, as you state in the second paragraph.

Simpson Thacher & Bartlett

August 30, 2019

As explained above, the Company only started to offer credit sales (which effectively resulted in the implicit price concessions under the Company’s business practices, as described above) beginning in the second quarter of 2018. Considering (i) the uniqueness of each customer (businesses or individuals engaged in Bitcoin mining activities), (ii) the volatile and unpredictable nature of the Bitcoin market and (iii) the limited history of credit sales, the Company does not believe any amount not yet collected to meet the variable consideration constraint at contract inception in accordance with ASC 606-10-32-11 and 32-12. For the periods presented, management considered the amount of variable consideration that should be included in the transaction price to the extent that had already been collected by the Company up to the date of issuance of the Company’s financial statements, which represented the best estimate of the amount of transaction price that is not constrained.

In 2018, the Company recognized price concessions provided to its customers in the amount of approximately RMB152,755,000 out of total credit sales in the amount of approximately RMB723,505,000. For the six months ended June 30, 2019, the collection related to the previously estimated (but constrained) variable consideration amounted to approximately RMB10,300,000 and was recorded as revenue for the period.

•

Lastly, in light of your reference to having limited historical data to better determine an estimate, revise the section to discuss the factors you considered supportive of your conclusion that the variable consideration recognized as revenue from these credit sales contracts was not constrained.

Due to the consideration of the factors in ASC 606-10-32-12, management does not believe the variable consideration to meet the constraint prior to its resolution considering: (i) the amount of consideration is highly susceptible to the changes in the Bitcoin price and customers’ willingness to pay, (ii) the Company’s experience with credit sales contracts is limited and (iii) the potential range of price concessions is broad, from approximately 0% to 40% of the respective contract amount (based on the Company’s historical experience). Accordingly, management believes that variable consideration should be included in the transaction price only to the extent that it has already been collected by the Company at the time of issuance of the Company’s financial statements as explained above.

Simpson Thacher & Bartlett

August 30, 2019

9.

Explain to us how you distinguish between price concessions (i.e., reductions of revenue) and customer credit risk relating to collectability (i.e., bad debt expense) that may be known at contract inception when accounting for your credit sales contracts. Cite the accounting guidance on which you base your conclusions.

The Company respectfully advises the Staff that management referred to the following accounting guidance as to how to distinguish between price concessions and customer credit risk relating to collectability:

-	Transition Resource Group Agenda 13 - Collectability, paragraphs 32, 33 and 34;

-	Example 2 (Consideration is Not the Stated Price - Implicit Price Concession) of ASC 606-10-55-99 to 55-101;

-	ASC 606-10-25-1(e) about evaluating collectability;

-	ASC 606-10-32-7 about implicit price concessions; and

-	Example 23 (Price Concessions) of ASC 606-10-55-208 to 55-215.

The Company believes that the amounts ultimately not collected from credit sales represent variable consideration (as a price concession) because:

1)

As discussed in the Company’s response to Comment 8, credit sales were provided to the Company’s long-standing customers that had good settlement records and financial ability to pay. Management does not consider that the customers’ ultimate non-payment was due to their financial difficulty or credit risk (based on the Company’s customer credit assessment);

2)

As discussed in the Company’s response to Comment 8, the price of its Bitcoin mining machines was closely linked to the price of Bitcoin (as the price of new machines is updated every week to reflect the latest price of Bitcoins). Inherent in the Company’s willingness to accept credit sales for certain of its long-standing customers was its willingness to adjust the pricing for changes in the Bitcoin price in the post-sale period;

3)

When the Company was pursuing payment of its outstanding balance, there was no indication that the customers were in financial difficulty and did not have the ability to pay. Their unwillingness to pay was due to the decline in Bitcoin prices. The customers did not consider the machines to be worth the full contract amount; and

4)

The Company started to offer payment on credit terms when there was an increase in market volatility and a general downtrend in the Bitcoin market starting in April 2018. Given the value of its machines were closely linked to the price of Bitcoin, there was a general understanding and expectation that the Company would be willing to provide a price concession and accept a lower amount of consideration from these customers if the Bitcoin price continues to decrease. This was further evidenced by the Company’s lack of proactive actions (e.g. legal action) against these customers to collect the significant past due accounts receivable.

Based on the above considerations, the management considers that amounts ultimately not collected from credit sales represent variable consideration that arises from implicit price concession, rather than an impairment of the receivable due to credit risk, which would be recorded as bad debt expense.

Simpson Thacher & Bartlett

August 30, 2019

Share-based Compensation, page 67

10.

Please disclose how you determined the estimated fair value of the common stock underlying your equity issuances. Provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common stock and the estimated offering price.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of the Revised Draft. The Company further respectfully advises that Staff that it has not determined the estimated offering price or range, but will address the Staff’s comment in due course.

11.

Please revise to disclose the methodology used and the significant assumptions considered in determining the fair value of share-based compensation awards. Also, disclose the critical estimates and judgments required in accounting for the restricted share units and restricted ordinary shares discussed in Note 12 to your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of the Revised Draft.

Cost of revenues, page 69

12.

Refer to the carryover paragraph at the top of page 70. Please expand to discuss whether the trends related to Bitcoin price drop, market demand of your machines and retail prices of those machines that began in 2018 have continued. Describe any material impact to your results of operation and financial condition.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Revised Draft.

The Company also respectfully advises the Staff that, from July 1, 2019 to August 30, 2019, we have sold 91,662 sets of Bitcoin mining machines equivalent to approximately 1.7 million Thash of computing power. As of August 30, 2019, we have also received prepayment for pre-orders of approximately 105,000 sets of Bitcoin mining machines equivalent to approximately 3.4 million Thash of computing power, which would be delivered in coming months.

Liquidity and Capital Resources, page 77

13.	Please revise to clarify the source of funds used to repay the loan in March 2019.

In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Revised Draft.

14.	Please clarify why you anticipate cash flows from operating activities to be a source of cash considering your cash flow statement for the year ended December 31, 2018.

The Company respectfully advises the Staff that it has experienced positive cash flows from operating activities in the six months ended June 30, 2019. The negative cash flow from operating activities for the year ended December 31, 2018 was largely due to the buildup of inventories, which resulted from an overestimation of demand of Bitcoin mining machines and the unexpected Bitcoin price drop in 2018. The Company anticipates a positive operating cash flow in 2019 if the Bitcoin price continues to recover.

Simpson Thacher & Bartlett

August 30, 2019

Commitments, page 79

15.

Please revise the table in this section to set forth your commitments in the tabular format set forth in Item 5.F.1 of Form 20-F. Also, if the information in the table is as of December 31, 2018, please clarify why the table does not include the short-term loan referenced on your balance sheet. If, however, your disclosure includes material changes that occurred after December 31, 2018, such as the loan repayment referenced on page 77, please revise to describe those changes. See Instruction 1 to Item 5.F of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Revised Draft.

Competitive Landscape of the ASIC-based Bitcoin Mining Machine Industry, page 89

16.	Please revise the disclosure in the table on page 89 to identify Company A and Company C.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Revised Draft.

17.

Please expand the sentence following the table to clarify, if true, that you paid Frost & Sullivan to produce the report that generated the results you cite. Also, given the benefits of your product relative to your competitors, as disclosed here, clarify why your market share is approximately one-third of that of “Company A.”

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Revised Draft.

The Company further respectfully advises the Staff that its market share trails behind company A (“Bitmain”) mainly due to two reasons:

(i) Bitmain has raised multiple rounds of financing from investors and therefore has established certain funding advantages over the Company. Given that the leading IC foundry, namely TSMC, typically has limited production capacity and reserves such capacity for customers who are able to make prepayments first, Bitmain has been able to reserve more production capacity from the IC foundry by relying on its funding advantages to offer larger amounts of prepayment. Therefore, Bitmain has more products available for sale, which allows it to capture more market share.

Simpson Thacher & Bartlett

August 30, 2019

(ii) Bitmain accepts cryptocurrency to settle transactions for their mining hardware sales, which attracts more customers that would prefer such settlement method. As the Company only accepts fiat currency due to its prudent internal control and compliance requirements, it may lose potential customers who prefer to pay by cryptocurrency.

We were the first in the industry, page 95

18.	Please expand the disclosure in the last paragraph on page 95 to identify the technology company.

The Company respectfully advises the Staff that it has a confidentiality agreement in place with such technology company that prevents it from disclosing the name of such technology company. The Company had contacted such technology company to obtain a waiver, but was not successful.

Intellectual Property, page 106

19.

We note your reference to licensing agreements in the penultimate paragraph of this section. Please disclose the scope and term of the material licenses, and provide us your analysis of whether the agreements must be filed as exhibits to this registration statement. Please also disclose the duration and scope of patents that are material to your business.

The Company respectfully advises the Staff that it does not consider any one particular licensing agreement or patent to be material to its business. Therefore, the Company does not consider the duration and scope of any patent to be material information and does not consider any licensing agreement to be material and required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.

Properties, page 108

20.	Please clarify whether you own or lease your properties. If you do not own, please disclose when your material leases expire and file as exhibits the material lease agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Revised Draft. The Company respectfully advises the Staff that, as a fabless IC design company that outsources its IC production and engages only in simple Bitcoin mining machine assembly, it does not consider its leases to be material and required to be filed under Item 601(b)(10)(ii)(D) Regulation S-K.

PRC Policies and Regulations relating to the Bitcoin Industry, page 110

21.	Please revise to clarify how the policies and regulations you list in this section impact your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Draft.

Simpson Thacher & Bartlett

August 30, 2019

Management, page 119

22.	Please revise to clarify the “business and corporate management” experience of Messrs. Kong and Sun.

In response to the Staff’s comment, the Company has revised the disclosure on pages 126 and 127 of the Revised Draft

Principal Shareholders, page 125

23.

Please disclose the natural person or persons who have voting and/or investment power or the right to receive the economic benefit of the shares held by the entities in the table on page 125. Also clarify the reason for the different number of shares held by SuperchipAi disclosed in notes 1, 2 and 5.

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Revised Draft.

24.	Please revise to include Shaoke Li in this table.

In response to the Staff’s comment, the Company has revised the disclosure on page 133 of the Revised Draft.

Certain United States Federal Income Tax Considerations, page 151

25.	Please delete the term “Certain” from the title of this section and also delete the term from the first sentence in this section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48, 159 and II-4 of the Revised Draft.

Taxation, page 151

26.

We note that you intend to file the opinion of Simpson Thacher & Bartlett LLP regarding United States tax matters, the opinion of Maples and Calder (Hong Kong) LLP regarding Cayman Islands tax matters and the opinion of Commerce & Finance Law Offices regarding PRC tax matters as Exhibits 8.1, 8.2 and 8.3, respectively. To the extent that you use short-form tax opinions, please revise the disclosure to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Revised Draft.

Simpson Thacher & Bartlett

August 30, 2019

27.

Please refer to the first paragraph on page 151. Please revise the first sentence to clarify that the tax summary discusses the material Cayman Islands, Peoples Republic of China and U.S. federal income tax consequences. In this regard, please delete the terms “general” and “certain” in the first sentence on page 151.

In response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Revised Draft.

Lock-Up Agreement[s], page 158

28.	Please file the lock-up agreements as exhibits to the registration statement. Refer to Item 601(b)(10).

The Company respectfully advises the Staff that the lock-up agreements will be filed as an exhibit to the underwriting agreement, which will be filed as Exhibit 1.1 in due course.

Consolidated Financial Statements

Note 1. Organization and principal activities

(b) Reorganization, page F-10

29.

We note your disclosure in subparagraph (4) of the March 21, 2018 transactions and the related deemed distribution to shareholders. Please revise to disclose how you determined the amount of the distribution recorded to retained earnings and additional paid-in capital.

In response to the Staff’s comment, the Company has revised the disclosure on page F-10 of the Revised Draft.

Note 12. Share-Based Compensation, page F-24

30.

Please revise your disclosure on page F-25 relating to the 2016 Plan share award replacement agreement to disclose how you determined the fair value of the ordinary shares on the date of imposition of the restriction.

In response to the Staff’s comment, the Company has revised the disclosure on page F-26 of the Revised Draft.

Simpson Thacher & Bartlett

August 30, 2019

Note 16. Unaudited Pro forma Balance Sheet and Earnings Per Share, page F-32

31.

Please explain to us the purpose of the pro forma information included on the consolidated balance sheets and in this note, and which condition(s) outlined in Rule 11-01 of Regulation S-X exist to require the inclusion of the pro forma information. We note that the pro forma amounts in the consolidated balance sheet are the same as the historical amounts.

The Company respectfully advises the Staff that it considered the requirements for pro forma financial information outlined in Rule 11-01 of Regulation S-X and removed the pro forma information presented accordingly.

Signatures, page II-5

32.	Please revise the first paragraph to be consistent with the language required by Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of the Revised Draft.

Exhibits

33.

Please update your exhibit index to include employment contracts required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than a “form of” employment agreement. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that employment contracts required by Item 601(b)(10) of Regulation S-K are not required to be publicly filed in the Cayman Islands, the Company’s home country, nor have they otherwise been publicly disclosed. Therefore, the Company respectfully advises the Staff that these employment agreements are not required to be filed pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

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Simpson Thacher & Bartlett

August 30, 2019

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:
Nangeng Zhang, Chairman and Chief Executive Officer
Jianping Kong, Director and co-chairman
Quanfu Hong, Vice President of Finance
Canaan Inc.

Howie Farn
Yi-Ping Chang
Simpson Thacher & Bartlett

Calvin C. Lai
Valerie Ford Jacob
Freshfields Bruckhaus Deringer

Steven Zhao
PricewaterhouseCoopers Zhong Tian LLP